Filed by Medical Media Television, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                         Subject Company: African American Medical Network, Inc.
                                                 Commission File No.: 333-105840

FOR IMMEDIATE RELEASE                           SYMBOL:         MMTV
July 13, 2005                                   TRADED:         OTCBB

 MEDICAL MEDIA TELEVISION, INC. MAKES PROGRESS ON ACQUISITION AND MOVES FORWARD
                        TO BECOME MULTI-NETWORK COMPANY

TAMPA, FLORIDA - July 13, 2005 - Medical Media Television, Inc. (OTCBB: MMTV) ("Medical Media"), a provider of advertiser-supported patient/parent/client medical education programming within the place-based media environment of medical specialty offices nationwide, announced today that the merger with African American Medical Network, Inc. is progressing smoothly. Medical Media reports that a majority of the conditions required to complete the merger of African American Medical Network, Inc. into Medical Media will be completed before it files a Registration Statement on Form S-4, which it anticipates filing next week.

MMTV's President, Philip Cohen, stated: "We are moving forward with our plans to be a multi-network company offering advertisers a captive audience opportunity to reach millions of African Americans, pet owners, parents, expectant parents, and dermatology patients. We not only offer advertisers product positioning and exclusivity, but we are the only source to cover product placements for both their animal health and human health divisions at the same time."

PetCARE Television Network, Inc.'s ("PetCARE TV") veterinary programming is currently aired in practices across the U.S., Canada, Puerto Rico, and Australia where it is viewed by over 4 million pet owners each month. African American Medical Network, Inc.'s patient education programming will be viewed by the patients of the more than 15,000 doctors who serve the majority of the 35 million U.S. African Americans. The Company's pediatric network will be targeted to the audience of approximately 16,000,000 parents of patients of more than 45,000 pediatricians. The Company expects viewership for the ob/gyn and dermatology markets to be similar.

Cohen continued, "Advertisers have traditionally relied on 30-second TV spots to deliver their message, but the impact of those ads dropped off in the early 1990's because viewers started clicking to different programs when ads appeared or they taped programs and fast-forwarded through them. Advertisers had to consider non-traditional advertising vehicles to reach their desired markets and to influence buying behavior. Our networks give them the opportunity they are looking for."

The corporate offices of Medial Media and PetCARE TV are located at 8406 Benjamin Road, Suite C, Tampa, Florida 33634. Questions may be addressed to Teresa J. Bray, Vice President at (813) 888-7330. More information on PetCARE TV, its business model, and products can be found on its website:
www.petcaretv.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities of Medical Media Television, Inc. Certain statements in this release and other written or oral statements made by or on behalf of the Company are "forward looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. The forward looking statements are subject to a number of risks and uncertainties including market acceptance of the Company's services and projects and the Company's continued access to capital and other risks and uncertainties outlined in its filings with the Securities and Exchange Commission, which are incorporated herein by reference. The actual results the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These statements are based on our current expectations and speak only as of the date of such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

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About the Proposed Merger between Medical Media Television, Inc. and African
American Medical Network, Inc.: In connection with the proposed transaction, Medical Media Television, Inc. intends to file a registration statement and other materials with the Securities and Exchange Commission. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement, when it becomes available, as well as other filings containing information about Medical Media Television, Inc. and African American Medical Network, Inc. without charge at the Securities and Exchange Commission's internet site (www.sec.gov). These documents may also be obtained, when they become available, by directing a request to Medical Media Television, Inc. c/o Teresa J. Bray, Vice President at 8406 Benjamin Road, Suite C, Tampa, Florida 33634.